FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following regulated information, disseminated pursuant to DTR 6.3.5, comprises the Notice of Annual General Meeting for 2012, which was sent to shareholders of HSBC Holdings plc on 27 March 2012.

HSBC Holdings plc
Notice of Annual General Meeting
Friday 25 May 2012 11.00am
Barbican Hall, Barbican Centre, London EC2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all your shares in HSBC Holdings plc (the "Company") you should at once forward this document and the accompanying Form of Proxy to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of the Company trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

A Chinese translation of this Notice of Annual General Meeting is available at www.hsbc.com. Alternatively, the Chinese translation of this and future documents may be obtained by contacting the Company's Registrars (see page 18).

Contents

1. Chairman's Letter……………………………………………………………………………	1
2. Notice of Annual General Meeting………………………………………………………….	2
3. Explanatory Statement……………………………………………………………………….	5
4. Information about the AGM…………………………………………………………………	15
5. General information………………………………………………………………………….	18
6. Appendices…………………………………………………………………………………...	19
7. How to send us a question you would like to have addressed at the AGM…………	25

Access to the AGM

The Barbican Centre is wheelchair accessible, the auditorium is fitted with an induction loop, and parking spaces are available for disabled drivers.

To help us ensure the AGM is fully accessible to all shareholders, please contact Peter Harvey (telephone +44 (0)20 7992 1401, email peterharvey@hsbc.com, fax +44 (0)20 7991 4639) if you have any particular access or other needs.

   27 March 2012

Dear Shareholder

I am pleased to invite you to the HSBC Holdings plc 2012 Annual General Meeting ("AGM") which will be held at the Barbican Centre, London on Friday 25 May 2012 starting at 11.00am. I hope you will be able to join us there but if you are unable to attend in person, you have the opportunity to watch the meeting live via webcast.

Notice of the AGM and particulars of the business to be considered at the meeting are enclosed with this letter. The AGM is an important occasion for us to reflect on our progress over the past year and we look forward to our dialogue with you.

The first item of business concerns the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2011. Within this very comprehensive document and in the summary of it, the Annual Review, you will find statements by the Group Chief Executive and myself giving a review of business performance, a regulatory update and information about Board changes. I hope you find these statements informative. The larger document also contains a more comprehensive operating and financial review and describes in some detail the principal risks we face and how we manage them.

The Directors' Remuneration Report will be the second matter for consideration. I urge you to look at this afresh this year as we have expanded our disclosures in important areas and sought to make the report clearer both in terms of our remuneration policy and its application. I hope this will help to answer some of the questions frequently raised by shareholders.

At this meeting, we bid farewell to Sir Brian Williamson and Gwyn Morgan, both of whom have given huge service to our Company over many years. We shall miss them both and I thank them sincerely on behalf of the Board for their contributions. We are delighted to welcome two new faces to the Board, Joachim Faber and John Lipsky, who were appointed on 1 March 2012 and will be standing for election at this year's AGM. Their brief biographical details and those of the Directors who will be standing for re-election, can be found on pages 5 to 10.

At the AGM we shall again be seeking to renew the general authorities to allot shares and the authority for general meetings (other than AGMs) to be called on between 20 and 14 days' notice. Our authority to offer a scrip dividend alternative will expire at this AGM and we shall seek to renew that authority for a further five-year period. For the first time since 2009, we shall also seek your authority to make market purchases of up to 10 per cent of our own shares. It remains our policy to maintain a strong capital base and we have no plans to purchase ordinary shares. As we execute our strategy, it makes sense however to keep under review the capital we hold. This authority, if approved by shareholders, will give us the flexibility to take action if we feel it is in the interests of the Company, and shareholders, to do so.

Your Board considers that the proposals set out in this Notice of AGM are in the best interests of the Company and its shareholders and recommends that you should vote in favour of all resolutions. The Directors intend to do so in respect of their own beneficial holdings.

A form of proxy is enclosed with this letter or can be accessed at www.hsbc.com/proxy. Whether or not you propose to attend the AGM, I encourage you to complete and submit a form of proxy. Appointing a proxy will not prevent you from attending the AGM and voting in person, if you subsequently find that you are able to do so.

I look forward to welcoming you to the 2012 AGM.

Yours sincerely

D J Flint

Group Chairman

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

HSBC Holdings plc

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 25 May 2012 at 11.00am to transact the following ordinary business:

Ordinary business

1.	Annual Accounts and Reports

To receive and consider the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2011;

2.	Directors' Remuneration Report

To approve the Directors' Remuneration Report for the year ended 31 December 2011;

3.	Election and re-election of Directors

To elect or re-elect Directors. Separate resolutions will be proposed for the election or re-election of:

(a)	S A Catz;	(j)	J W J Hughes-Hallett;
(b)	L M L Cha;	(k)	W S H Laidlaw;
(c)	M K T Cheung;	(l)	J P Lipsky;
(d)	J D Coombe;	(m)	J R Lomax;
(e)	J Faber;	(n)	I J Mackay;
(f)	R A Fairhead;	(o)	N R N Murthy;
(g)	D J Flint;	(p)	Sir Simon Robertson; and
(h)	A A Flockhart;	(q)	J L Thornton;
(i)	S T Gulliver;

4.	Reappointment of Auditors

To reappoint KPMG Audit Plc as Auditor at remuneration to be determined by the Group Audit Committee;

and by way of special business, to consider and (if thought fit) pass the following resolutions of which resolutions 5, 7 and 8 will be proposed as ordinary resolutions and resolutions 6 and 9 will be proposed as special resolutions:

Special business

5.	Authority to Directors to allot shares

THAT the Directors be generally and unconditionally authorised pursuant to and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of £150,000 (in the form of 15,000,000 non-cumulative preference shares of £0.01 each), €150,000 (in the form of 15,000,000 non-cumulative preference shares of €0.01 each), US$150,000 (in the form of 15,000,000 non-cumulative preference shares of US$0.01 each) and US$1,812,025,000 (in the form of 3,624,050,000 ordinary shares of US$0.50 each ("Ordinary Shares")) (the latter being equal to approximately 20 per cent of the nominal amount of Ordinary Shares in issue at the latest practicable date prior to the printing of the Notice of this meeting), provided that this authority shall be limited so that, otherwise than pursuant to:

(a)	a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to:

 (i)  holders of Ordinary Shares where the shares respectively attributable to the interests of all holders of Ordinary  Shares  are proportionate (or as nearly as may be) to the respective number of Ordinary Shares held by them; and

 (ii)   holders of securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such a rights issue or other issue or as the Directors consider necessary, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record  dates, fractional entitlements or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; or

(b)	the terms of any share plan for employees of the Company or any of its subsidiary undertakings; or

(c)	any scrip dividend scheme or similar arrangements implemented in accordance with the Articles of Association of the Company; or

(d)
the allotment of up to 15,000,000 non-cumulative preference shares of £0.01 each, 15,000,000 non-cumulative preference shares of €0.01 each and 15,000,000 non-cumulative preference shares of US$0.01 each in the capital of the Company, the nominal amount of shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted by the Directors pursuant to this authority wholly for cash shall not in aggregate exceed US$453,006,000 (being equal to approximately 5 per cent of the Ordinary Shares in issue at the latest practicable date prior to the printing of the Notice of this meeting) and such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2013 save that this authority shall allow the Company before the expiry of this authority to make offers or agreements which would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

6.	Disapplication of pre-emption rights

THAT, subject to the passing of Resolution 5 set out in the Notice convening this meeting, the Directors be and are hereby empowered pursuant to sections 570 and 573 of the UK Companies Act 2006 (the "Act") to allot equity securities (within the meaning of section 560 of the Act) for cash either pursuant to the authority granted by Resolution 5 or by way of a sale of treasury shares as if section 561 (1) of the Act did not apply to any such allotment, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2013 save that this authority shall allow the Company before the expiry of this power to make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

7.	Purchases of Ordinary Shares by the Company

THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the UK Companies Act 2006 (the "Act") to make market purchases (within the meaning of section 693 of the Act) of Ordinary Shares of US$0.50 each ("Ordinary Shares") and on such terms and in such manner as the Directors shall from time to time determine provided that:

(a)	the maximum number of Ordinary Shares hereby authorised to be purchased is 1,812,025,000 Ordinary Shares;

(b)
the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am (London time) on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(c)
the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 per cent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary

Share is contracted to be purchased or (ii) 105 per cent of the average of the closing prices of the Ordinary Shares on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am (London time) on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(d)	unless previously revoked or varied this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2013; and

(e)
the Company may prior to the expiry of this authority make a contract or contracts to purchase Ordinary Shares under this authority which will or may be completed or executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract or contracts as if the authority conferred hereby had not expired.

8.	Renewal of scrip dividend authority

THAT the Directors be and are hereby empowered:

(a)
to exercise the power conferred upon them by Article 157.1 of the Articles of Association of the Company (as from time to time varied) so that, to the extent and in the manner determined by the Directors, the holders of Ordinary Shares of US$0.50 each ("Ordinary Shares") be permitted to elect to receive new Ordinary Shares, credited as fully paid instead of all or part of any dividend (including interim dividends) declared up to the earlier of the conclusion of the Annual General Meeting of the Company to be held in 2017 or 24 May 2017;

(b)
to capitalise from time to time the appropriate nominal amount or amounts of new shares of the Company falling to be allotted pursuant to elections made under the Company's scrip dividend scheme out of the amount or amounts standing to the credit of any reserve account or fund of the Company, as the Directors may determine, to apply that sum in paying up in full the relevant number of such new shares and to allot such new shares or, as applicable, to sell Ordinary Shares that are held in treasury by the Company, to satisfy such elections; and

(c)
 generally to implement the Company's scrip dividend scheme on such terms and conditions as the Directors may from time to time determine and to take such other actions as the Directors may deem necessary or desirable from time to time in respect of the Company's scrip dividend scheme.

9.	Notice of general meetings

THAT the Company hereby approves general meetings (other than annual general meetings) being called on a minimum of 14 clear days' notice.

By Order of the Board

R G Barber	27 March 2012

Group Company Secretary

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

Explanatory Statement

Information about the business to be considered at the AGM is set out below.

This document should be read in conjunction with the Annual Report and Accounts and/or the Annual Review in respect of the year ended 31 December 2011. The Notice of AGM, the Annual Report and Accounts and the Annual Review are available on our website, www.hsbc.com.

For the purpose of this Notice, the issued share capital of the Company with voting rights on 15 March 2012, being the latest practicable date prior to the printing of this document, was 18,120,253,561 ordinary shares of US$0.50 each ("Ordinary Shares").

1.	Annual Accounts and Reports

The purpose of this item is for shareholders to receive and consider the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2011.

2.	Directors' Remuneration Report

The purpose of this item is to seek shareholder approval of the Directors' Remuneration Report for the year ended 31 December 2011. The Directors' Remuneration Report is contained in the Annual Report and Accounts on pages 256 to 274.

3.	Election and re-election of Directors

J Faber and J P Lipsky offer themselves for election as Directors, having been appointed by the Board from 1 March 2012. The Board has determined that all of the other Directors, with the exception of G Morgan and Sir Brian Williamson, who are to retire, should offer themselves for re-election. Following formal performance evaluation, the Group Chairman has confirmed that all of the independent non-executive Directors continue to perform effectively and demonstrate commitment to their roles. It is the belief of the Board that each of the independent non-executive Directors is fully able to discharge his or her duties as an independent non-executive Director. Brief biographical details of the Directors standing for election and re-election, are set out below.

Brief biographical details

† Independent non-executive Director

Safra Ada Catz†, 50

Skills and experience: a background in international business leadership, having helped transform Oracle into the largest producer of business management software and the world's leading supplier of software for information management.

Appointed to the Board: 2008

Current appointments include: President and Chief Financial Officer of Oracle Corporation. Joined Oracle in 1999 and appointed to the board of directors in 2001.

Former appointments include: Managing Director of Donaldson, Lufkin & Jenrette.

Laura May Lung Cha†, GBS, 62

Member of the Corporate Sustainability Committee.

Skills and experience: extensive regulatory and policymaking experience in the finance and securities sector in Hong Kong and mainland China; formerly Vice Chairman of the China Securities Regulatory Commission, being the first person outside mainland China to join the Central Government of the People's Republic of China at vice-ministerial rank; awarded Gold and Silver Bauhinia Stars by the Hong Kong Government for public service; formerly Deputy Chairman of the Securities and Futures Commission in Hong Kong; and has worked in the US and Asia.

Appointed to the Board: 1 March 2011

Current appointments include: non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited; non-official member of the Executive Council of the Hong Kong SAR; a director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited; Chairman of the ICAC Advisory Committee on Corruption; a Hong Kong Deputy to the 11th National People's Congress of China; a member of the Advisory Board of the Yale School of Management, Millstein Center of Corporate Governance and Performance at Yale University; a Senior International Advisor for Foundation Asset Management Sweden AB; and a member of the State Bar of California.

Former appointments include: non-executive director of Bank of Communications Co., Ltd., Baoshan Iron and Steel Co. Limited, Johnson Electric Holdings Limited, and China Telecom Corporation Limited; and Chairman of the University Grants Committee in Hong Kong.

Marvin Kin Tung Cheung†, GBS, OBE, 64

Member of the Group Audit Committee.

Skills and experience: a background in international business and financial accounting, particularly in greater China and the wider Asian economy; retired from KPMG Hong Kong in 2003 after more than 30 years; awarded the Gold Bauhinia Star by the Hong Kong Government. Fellow of the Institute of Chartered Accountants in England and Wales. Fellow of the Hong Kong Institute of Certified Public Accountants.

Appointed to the Board: 2009

Current appointments include: non-executive director of Hang Seng Bank Limited; non-executive chairman of the Airport Authority Hong Kong; non-executive director of HKR International Limited; non-official member of the Executive Council of the Hong Kong SAR; non-executive chairman of the Council of the Hong Kong University of Science and Technology; and a director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Ltd.

Former appointments include: non-executive director of Sun Hung Kai Properties Limited and Hong Kong Exchanges and Clearing Limited; Chairman and Chief Executive Officer of KPMG Hong Kong; and a council member of the Open University of Hong Kong.

John David Coombe†, 67

Chairman of the Group Audit Committee and member of the Group Risk Committee and Group Remuneration Committee.

Skills and experience: a background in international business, financial accounting and the pharmaceutical industry; formerly Chief Financial Officer of GlaxoSmithKline plc with responsibility for the group's financial operations globally. Fellow of the Institute of Chartered Accountants in England and Wales. Fellow of the Association of Corporate Treasurers.

Appointed to the Board: 2005

Current appointments include: non-executive Chairman of Hogg Robinson Group plc; a non-executive director of Home Retail Group plc; and a council member of The Royal Academy of Arts.

Former appointments include: executive director and Chief Financial Officer of GlaxoSmithKline plc; non-executive director of GUS plc; a member of the Supervisory Board of Siemens AG; Chairman of The Hundred Group of Finance Directors; and a member of the Accounting Standards Board.

Joachim Faber†, 61

Member of the Group Risk Committee from 1 March 2012.

Skills and experience: a background in banking and asset management with significant international experience, having worked in Germany, Tokyo, New York and London; former Chief Executive Officer of Allianz Global Investors AG and a member of the management board of Allianz SE until 31 December 2011; 14 years experience with Citigroup Inc. holding positions in Trading and Project Finance and as Head of Capital Markets for Europe, North America and Japan. Has a doctorate from the University of Administrative Sciences in Speyer.

Appointed to the Board: 1 March 2012

Current appointments include: Chairman of Joh A. Benckiser SARL and Chair of the Investment Board of the Stifterverband für die Deutsche Wissenschaft; independent director of Deutsche Börse AG and Coty Inc.; a member of the advisory board of the Siemens Group Pension Board, and the boards of management of Deutsche Krebshilfe and the European School for Management and Technology; and a member of the Berlin Centre for Corporate Governance, the German Council for Sustainable Development and Allianz Climate Solutions.

Former appointments include: Chairman of Allianz Global Investors Kapitalanlagegesellschaft and Allianz Global Investors Deutschland GmbH; Chairman of the board of management of Allianz Global Investors Italia SGR SpA; a member of the advisory board of Allianz SpA; and a member of the supervisory board of Bayerische Boerse AG.

Rona Alison Fairhead†, CBE, 50

Chairman of the Group Risk Committee and member of the Group Audit Committee and Nomination Committee.

Skills and experience: a background in international industry, publishing, finance and general management; formerly Finance Director of Pearson plc with responsibility for overseeing the day-to-day running of the finance function and directly responsible for global financial reporting and control, tax and treasury. Has a Master's in Business Administration from the Harvard Business School.

Appointed to the Board: 2004

Current appointments include: Chairman, Chief Executive Officer and a director of Financial Times Group Limited, a director of Pearson plc and a non-executive director of The Economist Newspaper Limited; and a non-executive member of the board of the UK Government's Cabinet Office.

Former appointments include: Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc; Finance Director of Pearson p.l.c.; and Chairman and a director of Interactive Data Corporation.

Douglas Jardine Flint, CBE, 56 Group Chairman

Skills and experience: extensive governance experience gained through membership of the Boards of HSBC and BP p.l.c; considerable knowledge of finance and risk management in banking, multinational financial reporting, treasury and securities trading operations; honoured with a CBE in recognition of his services to the finance industry; a member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers. Fellow of the Chartered Institute of Management Accountants. Joined HSBC in 1995.

Appointed to the Board: 1995

Current appointments include: director of The Hong Kong Association since 6 February 2011; and Vice Chairman and Chairman Designate (June 2012) of the Institute of International Finance.

Former appointments include: Group Finance Director and Chief Financial Officer, Executive Director, Risk and Regulation. Ceased to be chairman and a member of the Nomination Committee on 2 December 2011. Co-Chairman of the Counterparty Risk Management Policy Group III; Chairman of the Financial Reporting Council's review of the Turnbull Guidance on Internal Control; a member of the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board; served on the Large Business Forum on Tax and Competitiveness and the Consultative Committee of the Large Business Advisory Board of HM Revenue and Customs; and a former partner in KPMG. Ceased to be a non-executive director of BP p.l.c. on 14 April 2011.

Alexander Andrew Flockhart, CBE, 60 Chairman, Europe, Middle East, Latin America, Commercial Banking

Skills and experience: a career banker, being an emerging markets specialist with over 35 years' experience with HSBC in Latin America, the Middle East, US and Asia. Honoured with a CBE in recognition of his services to British business and charitable services and institutions in Mexico. Joined HSBC in 1974.

Appointed to the Board: 2008

Current appointments include: Chairman of HSBC Bank plc since 1 January 2011 and a director of HSBC Bank Middle East Limited since 7 July 2011; Chairman of HSBC Latin America Holdings (UK) Limited; a director of HSBC Bank Australia Limited; and a member of the Group Management Board.

Former appointments include: Chairman, Personal and Commercial Banking; Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited; a director of HSBC Bank (China) Company Limited and Hang Seng Bank Limited, vice-chairman and a director of HSBC Bank (Vietnam) Limited; Chairman, HSBC Bank Malaysia Berhad; Chairman, President and Group Managing Director, Latin America and the Caribbean; Chief Executive Officer, Mexico; Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A.; Managing Director of The Saudi British Bank.

Stuart Thomson Gulliver, 53 Group Chief Executive

Skills and experience: a career banker with over 30 years' international experience with HSBC; has held a number of key roles in the Group's operations worldwide, including in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates; played a leading role in developing and expanding Global Banking and Markets, the wholesale banking division of the Group with operations in over 65 countries and territories. Joined HSBC in 1980.

Appointed to the Board: 2008

Current appointments include: Group Chief Executive. Chairman of The Hongkong and Shanghai Banking Corporation Limited since 1 January 2011; Chairman of HSBC France; and Chairman of the Group Management Board.

Former appointments include: Chairman, Europe, Middle East and Global Businesses; Chairman of HSBC Bank plc and of HSBC Bank Middle East Limited; Head of Global Banking and Markets; Co-Head of Global Banking and Markets; Head of Global Markets; Head of Treasury and Capital Markets in Asia-Pacific. Ceased to be Deputy Chairman of HSBC Trinkaus & Burkhardt AG and a member of its Supervisory Board on 7 June 2011 and Chairman of HSBC Private Banking Holdings (Suisse) SA on 6 December 2011.

James Wyndham John Hughes-Hallett†, SBS, 62

Member of the Group Risk Committee and Nomination Committee.

Skills and experience: a background in financial accounting and experience of management of a broad range of international businesses, including aviation, insurance, property, shipping, manufacturing and trading in the Far East, UK, US and Australia; awarded the Silver Bauhinia Star by the Hong Kong Government. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2005

Current appointments include: Chairman of John Swire & Sons Limited; non-executive director of Cathay Pacific Airways Limited and Swire Pacific Limited; a trustee of the Dulwich Picture Gallery and the Esmée Fairbairn Foundation; a member of The Hong Kong Association and the Governing Board of the Courtauld Institute of Art.

Former appointments include: non-executive director of The Hongkong and Shanghai Banking Corporation Limited.

William Samuel Hugh Laidlaw†, 56

Member of the Group Remuneration Committee.

Skills and experience: significant international experience, particularly in the energy sector, having had responsibility for businesses in four continents. Qualified Solicitor and Master's in Business Administration from INSEAD.

Appointed to the Board: 2008

Current appointments include: Chief Executive Officer of Centrica plc; a member of the UK Prime Minister's Business Advisory Group; and the Lead Non-executive Board Member of the Department for Transport.

Former appointments include: Executive Vice President of Chevron Corporation; a non-executive director of Hanson PLC; Chief Executive Officer of Enterprise Oil plc; and President and Chief Operating Officer of Amerada Hess Corporation.

John Phillip Lipsky†, 65

Member of the Group Risk Committee from 1 March 2012.

Skills and experience: international experience having worked in Chile, New York, Washington and London and interacted with financial institutions, central banks and governments in many countries; served at the International Monetary Fund as First Deputy Managing Director, Acting Managing Director from 14 May 2011 and as Special Advisor from 1 September 2011 until retirement on 11 November 2011. Has a PhD from Stanford University.

Appointed to the Board: 1 March 2012

Current appointments include: Distinguished Visiting Scholar, International Economics Program at the Paul H. Nitze School of Advanced International Studies, Johns Hopkins University; co-director of the Aspen Institute Program on the Global Economy; director of the National Bureau of Economic Research; a member of the advisory board of the Stanford Institute for Economic Policy Research and the Council on Foreign Relations.

Former appointments include: Vice Chairman of J P Morgan Investment Bank; director of the American Council on Germany and the Japan Society; and a trustee of the Economic Club of New York.

Janis Rachel Lomax†, 66

Member of the Group Audit Committee and Group Risk Committee.

Skills and experience: experience in both the public and private sectors and a deep knowledge of the operation of the UK government and financial system.

Appointed to the Board: 2008

Current appointments include: non-executive director of The Scottish American Investment Company PLC, Reinsurance Group of America Inc., Arcus European Infrastructure Fund GP LLP and BAA Limited; a director of the Council of Imperial College, London; and President of the Institute of Fiscal Studies.

Former appointments include: Deputy Governor, Monetary Stability, at the Bank of England and a member of the Monetary Policy Committee; Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and the Welsh Office; and Vice President and Chief of Staff to the President of the World Bank.

Iain James Mackay, 50 Group Finance Director

Skills and experience: extensive financial and international experience, having worked in London, Paris, US and Asia. Member of the Institute of Chartered Accountants of Scotland. Joined HSBC in 2007.

Appointed to the Board: 2010

Current appointments include: member of the Group Management Board.

Former appointments include: director of Hang Seng Bank Limited; Chief Financial Officer, Asia Pacific; and Chief Financial Officer, HSBC North America Holdings Inc.; Vice President and Chief Financial Officer of GE Consumer Finance and Vice President and Chief Financial Officer of GE Healthcare - Global Diagnostic Imaging.

Nagavara Ramarao Narayana Murthy†, CBE, 65

Chairman of the Corporate Sustainability Committee.

Skills and experience: experience in information technology, corporate governance and education, particularly in India; founded Infosys Limited in India; was its Chief Executive Officer for 21 years; under his leadership Infosys established a global footprint and was listed on NASDAQ.

Appointed to the Board: 2008

Current appointments include: Chairman Emeritus of Infosys Limited; a director of the United Nations Foundation and Catamaran Management Services Pvt. Ltd.

Former appointments include: Chief Executive Officer of Infosys Limited; a director of Unilever plc and Unilever n.v.; and a non-executive director of DBS Group Holdings Limited, DBS Bank Limited and New Delhi Television Limited.

Sir Simon Manwaring Robertson†, 71 Deputy Chairman and senior independent non-executive Director

Chairman of the Nomination Committee.

Skills and experience: a background in international corporate advisory with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets; honoured with a knighthood in recognition of his services to business; extensive international experience having worked in France, Germany, the UK and the US.

Appointed to the Board: 2006.

Current appointments include: non-executive Chairman of Rolls-Royce Holdings plc since 23 February 2011, which became the holding company of the Rolls-Royce group of companies on 23 May 2011 as part of a group restructuring. Chairman of Rolls-Royce Group plc, formerly the holding company of the Rolls-Royce group of companies, until 23 May 2011. The founding member of Simon Robertson Associates LLP; a non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and Royal Opera House Covent Garden Limited; a partner of NewShore Partners LLP; and a trustee of the Eden Project Trust and of the Royal Opera House Endowment Fund.

Former appointments include: Managing Director of Goldman Sachs International and chairman of Dresdner Kleinwort Benson.

John Lawson Thornton†, 58

Chairman of the Group Remuneration Committee.

Skills and experience: experience that bridges developed and developing economies and the public and private sectors; a deep knowledge of financial services and education systems, particularly in Asia. During his 23-year career with Goldman Sachs, he played a key role in the firm's global development and was Chairman of Goldman Sachs Asia.

Appointed to the Board: 2008

Current appointments include: non-executive Chairman and a director of HSBC North America Holdings Inc.; professor and director of the Global Leadership Program at the Tsinghua University School of Economics and Management; Chairman of the Brookings Institution Board of Trustees; a non-executive director of Ford Motor Company, News Corporation, Inc. and China Unicom (Hong Kong) Limited; a director of National Committee on United States-China Relations; a Trustee of Asia Society, China Institute, The China Foreign Affairs University, a member of the Council on Foreign Relations and the China Securities Regulatory Commission International Advisory Committee.

Former appointments include: non-executive director of Industrial and Commercial Bank of China Limited and Intel Corporation, Inc.; and President of the Goldman Sachs Group, Inc.

Independence and cross-directorships

The Board has determined all of the non-executive Directors standing for election and re-election to be independent. When determining independence the Board considers that calculation of the length of service of a non-executive Director begins on the date of his or her first election by shareholders as a Director of HSBC Holdings plc. Given the complexity and geographical spread of HSBC's business, the experience of previous service on a subsidiary company board can be a considerable benefit to HSBC and does not detract from a Director's independence. In reaching its determination of each non-executive Director's independence the Board has concluded that there are no relationships or circumstances which are likely to affect a Director's judgement and any relationships or circumstances which could appear to do so were considered not to be material.

None of the Directors standing for election or re-election has any material relationship with another Director, member of senior management or substantial or controlling shareholder.

A AFlockhart and I J Mackay, executive Directors of HSBC Holdings plc, are members of the Group Management Board of HSBC Holdings plc, which is chaired by S T Gulliver, the Group Chief Executive.

S T Gulliver, the Group Chief Executive, is Chairman of The Hongkong and Shanghai Banking Corporation Limited. L M L Cha, an independent non-executive Director of HSBC Holdings plc, is the non-executive Deputy Chairman of, and former corporate relations adviser to, The Hongkong and Shanghai Banking Corporation Limited.

Sir Simon Robertson and R A Fairhead, independent non-executive Directors of HSBC Holdings plc, are directors of The Economist Newspaper Limited.

J W J Hughes-Hallett, an independent non-executive Director of HSBC Holdings plc, is chairman of John Swire & Sons Limited and a director of Swire Pacific Limited and of The Hong Kong Association. A non-wholly owned subsidiary of John Swire & Sons Limited, Hong Kong Aircraft Engineering Company Limited (HAECO), owns 45 per cent of Hong Kong Aero Engine Services Limited (HAESL), a repair and overhaul company based in Hong Kong. HAESL is a joint venture company between Rolls-Royce plc, HAECO and SIA Engineering Company. HAECO also provides management services to HAESL. Sir Simon Robertson, an independent non-executive Director of HSBC Holdings plc, is non-executive Chairman of Rolls-Royce Holdings plc. D J Flint, Group Chairman of HSBC Holdings plc, is also a director of The Hong Kong Association.

J D Coombe, an independent non-executive Director of HSBC Holdings plc, is Chairman of Hogg Robinson plc which provides travel services to HSBC and has banking relationships with HSBC. He is a director of Home Retail Group plc, which has banking relationships with HSBC.

J Faber, an independent non-executive Director of HSBC Holdings plc, is a director of Allianz Global Investors AS and Allianz SE which have relationships with HSBC in connection with insurance and asset management businesses.

Non-executive Directors' fees

Each non-executive Director receives a Director's fee of £95,000 per annum, as approved by shareholders at the 2011 AGM following a comprehensive review of fees payable by other large comparable international companies. Committee fees, as set out below, are determined by the Board. Those Directors to whom fees are payable do not participate in that determination.

Committee	Fees		Committee members standing for
			election/re-election
	Chairman	Member
Group Audit Committee	£50,000	£30,000	J D Coombe (Chairman), M K T Cheung,
			R A Fairhead, J R Lomax
Group Risk Committee	£50,000	£30,000	R A Fairhead (Chairman), J D Coombe, J Faber,
			J W J Hughes-Hallett, J P Lipsky, J R Lomax
Group Remuneration Committee	£50,000	£30,000	J L Thornton (Chairman), J D Coombe,
			W S H Laidlaw
Nomination Committee	£40,000	£25,000	Sir Simon Robertson (Chairman), R A Fairhead,
			J W J Hughes-Hallett
Corporate Sustainability Committee	£40,000	£25,000	N R N Murthy (Chairman), L M L Cha

Sir Simon Robertson receives an additional fee of £45,000 as senior independent non-executive Director.

L M L Cha as a non-executive Director, Deputy Chairman and a member of the nomination committee of The Hongkong and Shanghai Banking Corporation Limited receives fees of HK$550,000, US$650,000 and HK$50,000 respectively per annum. These fees were authorised by the shareholders of The Hongkong and Shanghai Banking Corporation Limited.

J L Thornton, as non-executive Chairman of HSBC North America Holdings Inc., receives a fee of US$1,500,000 per annum. This fee was authorised by the shareholder of HSBC North America Holdings Inc.

M K T Cheung, as a non-executive director and member of the audit committee of Hang Seng Bank Limited, receives fees of HK$340,000 and HK$160,000 respectively per annum. The fee for non-executive directors was authorised by the shareholders of Hang Seng Bank Limited and the fee for members of the audit committee was authorised by the board of Hang Seng Bank Limited.

Non-executive Directors' terms of appointment

Non-executive Directors do not have service contracts with HSBC Holdings plc. Subject to their election and re-election by shareholders, the terms of appointment for the non-executive Directors standing for election and re-election will expire in: 2013 in respect of R A Fairhead; 2014 in respect of S A Catz, L M L Cha, J D Coombe, J W J Hughes-Hallett, W S H Laidlaw and N R N Murthy; and 2015 in respect of M K T Cheung, J Faber, J P Lipsky, J R Lomax, Sir Simon Robertson and J L Thornton.

Executive Directors' service contracts and remuneration

The Group Chairman and executive Directors have rolling service contracts with a notice period of 12 months for either party. The dates of the service contracts are:

D J Flint……………………………………………………...	14 February 2011
A A Flockhart…………………………...…………………...	14 February 2011
S T Gulliver………………………………………..………...	10 February 2011
I J Mackay…………………………………………………...	4 February 2011

Under the terms of their employment: D J Flint receives a base salary but will not receive an annual bonus and is not expected to be granted a long-term incentive award; and A A Flockhart, S T Gulliver and I J Mackay receive a base salary and are eligible to receive a discretionary annual bonus and long-term incentive award. The base salaries of D J Flint, A A Flockhart, S T Gulliver and I J Mackay are £1,500,000, £975,000, £1,250,000 and £700,000 per annum respectively.

Our policy for determining remuneration is explained on pages 36 to 43 of the Annual Review and on pages 256 to 267 of the Annual Report and Accounts.

The Directors at the date of this document are: S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, J Faber†, R A Fairhead†, D J Flint, A A Flockhart, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†,

J R Lomax†, I J Mackay, G Morgan†, N R N Murthy†, Sir Simon Robertson†, J L Thornton† and Sir Brian Williamson†.

† Independent non-executive Director

Save as disclosed above there are no further matters or particulars required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

4.	Reappointment of Auditors

The appointment of KPMG Audit Plc as Auditor of the Company terminates at the conclusion of the AGM. KPMG Audit Plc has expressed its willingness to continue in office and the Group Audit Committee and the Board have recommended that KPMG Audit Plc be reappointed until the conclusion of the AGM in 2013 and that the Group Audit Committee be authorised to determine its remuneration. An analysis of the remuneration paid in respect of audit and non-audit services provided by KPMG Audit Plc and its affiliates for each of the past three years is disclosed on pages 325 and 326 in the Annual Report and Accounts.

5. and 6.	Authority to Directors to allot shares and disapplication of pre-emption rights

At last year's AGM the Directors were again given general authorities to allot shares and disapply pre-emption rights up to specified limits without having first to obtain the consent of shareholders in general meeting. These authorities will expire at the AGM to be held on 25 May 2012.

The need for such an issue of shares could arise, for example, in the context of a transaction (such as the acquisition of a company) which has to be completed speedily. The granting of such authorities on an annual basis is commonplace. The Board takes the view that it would be in the interests of the Company if the Directors were again to be given these general authorities.

The Directors are seeking authority to allot new Ordinary Shares (in addition to the Ordinary Shares reserved for issue pursuant to the exercise of options and vesting of awards previously granted under the employee share plans) up to an aggregate nominal amount of US$1,812,025,000, equivalent to approximately 20 per cent of the Ordinary Shares in issue on 15 March 2012, being the latest practicable date prior to printing this document. Within this amount, the Directors would have authority to allot Ordinary Shares (or sell shares held by the Company in treasury following an own share purchase) wholly for cash to persons other than existing shareholders up to an aggregate nominal amount of US$453,006,000. This is equivalent to approximately 5 per cent of the Ordinary Shares in issue on 15 March 2012. The Company currently holds no shares in treasury.

These authorities permit allotments of shares within limits that comply with both UK investor protection guidelines and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules of the Hong Kong Stock Exchange").

Other than under employee share plans or pursuant to the Company's scrip dividend scheme, the Board has no present intention of issuing any further Ordinary Shares pursuant to these new authorities and no issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of shareholders in general meeting.

It is proposed that these general authorities be renewed until the AGM of the Company to be held in 2013.

The Board is also again seeking authority to issue sterling, US dollar and euro preference shares without having first to obtain the consent of shareholders in general meeting. These preference shares were created to underpin issues of preferred securities, which are a tax efficient form of regulatory capital. The authorities we seek are 50 per cent higher than last year. If approved by shareholders this will give us the flexibility to raise sufficient regulatory capital should circumstances so require. If any preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company's option and carry no voting rights except in exceptional circumstances but would rank in priority to the Company's Ordinary Shares with respect to participation in any return of capital. The Board has no present intention of exercising this authority.

7.	Purchase of Ordinary Shares by the Company

The purpose of the authority to be conferred by this item is to enable the Company to make market purchases of its own shares.

The Directors consider that it is appropriate to seek authority for the Company to make market purchases of up to 10 per cent of its own Ordinary Shares in issue. It remains the Directors' policy to maintain a strong capital base, a policy which has been one of the Group's strengths over the years. As the Group executes its strategy, the appropriate level of capital to be held will be continually reviewed. Having this authority will give Directors the flexibility, if they consider it in the interests of the Company, and shareholders, to purchase Ordinary Shares in the market in appropriate circumstances. The Company may decide to retain any shares it purchases as treasury shares with a view to possible re-issue at a later date, possible transfer in connection with an employee scheme, or it may cancel the shares.

The UK Companies Act 2006 permits the Company to elect to hold in treasury any Ordinary Shares it may repurchase, rather than automatically cancelling those shares. Approval has been received from the relevant regulatory authorities in Hong Kong to enable the Company to hold repurchased shares in treasury. The conditional waiver granted by the Hong Kong Stock Exchange on 19 December 2005 was granted on the basis of certain agreed modifications to the Listing Rules of the Hong Kong Stock Exchange applicable to the Company. Details of the modifications are available on the Company's website, www.hsbc.com and the Hong Kong Stock Exchange's HKEx news website, www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR.

Further details regarding the proposed authority to be given to the Company to purchase its own shares and the waiver granted by the Hong Kong Stock Exchange are set out in Appendix 1.

The total number of options to subscribe for Ordinary Shares outstanding on 15 March 2012, the latest practicable date prior to printing of this document, was 270,108,523 which represented 1.49 per cent of the issued Ordinary Share capital as at that date. If the Company were to purchase the maximum number of Ordinary Shares permitted by this Resolution, the options outstanding on 15 March 2012 would represent 1.66 per cent of the issued ordinary share capital. The Company currently holds no shares in treasury.

8.	Renewal of scrip dividend authority

The authority for the Directors to offer a scrip dividend alternative, whereby shareholders may elect to receive new Ordinary Shares instead of dividends in cash, will expire at this AGM. Shareholders' approval is therefore sought to renew the authority for the Directors to offer a scrip dividend alternative for a further five-year period, expiring on the earlier of the conclusion of the AGM in 2017 or 24 May 2017.

9,	Notice period for meetings

The purpose of this item is to enable the Company to call general meetings (other than AGMs) on a minimum of 14 clear days' notice. The UK Companies Act 2006 provides that the minimum notice period for general meetings of the Company is 21 days unless shareholders approve a shorter notice period. The passing of this item would enable general meetings (other than AGMs) to be called on a minimum of 14 clear days' notice. This shorter notice period of between 20 and 14 days would not be used as a matter of routine, but only when the Board determines that calling a meeting on less than 21 days' notice is merited by the business of the meeting and it considers it to be to the advantage of shareholders as a whole. The approval will be effective until the Company's next AGM, when it is intended that a similar resolution will be proposed.

Information about the AGM

Information about the AGM, including your voting rights, and how you may exercise them, is set out below.

Shareholders' right to attend and vote

Pursuant to the Uncertificated Securities Regulations 2001 (as amended), changes to entries on the principal register of members of the Company maintained in England (the "Principal Register") or either the Hong Kong or Bermuda Overseas Branch Registers of the Company (the "Branch Registers"), as appropriate, after 12.01am (London time) on Thursday 24 May 2012 or 12.01am (London time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the AGM or any adjourned meeting (as the case may be).Accordingly, a member entered on the Principal Register or the Branch Registers at 12.01am (London time) on Thursday 24 May 2012 or 12.01am (London time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be entitled to attend and vote at the AGM or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member's name at that time.

Shareholders' right to ask questions at the AGM

You have the right to ask a question in relation to the business of the AGM. The Company must cause to be answered any such question relating to the business being dealt with at the AGM but no such answer need be given if (a) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or good order of the AGM that the question be answered.

If you would like a question or questions to be addressed at the AGM please complete and return the form on page 25 or send your question via email to shareholderquestions@hsbc.com. Any questions submitted that are not relevant to the business of the AGM will be forwarded for the attention of an appropriate executive. Submitting a question in advance of the AGM will not preclude you from attending and speaking at the AGM.

If you have general queries about your shareholding please contact the relevant Registrar at the address shown on page 18.

Webcast

The AGM will be webcast live on the internet at www.hsbc.com/agmwebcast and will be available until 30 June 2012.

Voting

Voting at the AGM will be conducted by way of a poll. This means that each shareholder present or represented will be able to exercise one vote for each share held.

In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Principal Register or the Branch Registers of the Company, as appropriate.

Shareholders' right to appoint a proxy

You may appoint the chairman of the AGM or a person of your choice to be your proxy to attend, speak and vote on your behalf. A proxy need not be a member of the Company. You may appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you. If you require additional Forms of Proxy, you may photocopy the original Form of Proxy enclosed or ask our Registrar to send you additional forms (see "How to submit your Form of Proxy" on page 16 for the Registrar's address).

Form of Proxy

A Form of Proxy is enclosed with this document or may be accessed at www.hsbc.com/proxy. Whether or not you propose to attend the AGM, you are requested to complete and submit a Form of Proxy in accordance with the instructions on the Form of Proxy. The completion and submission of a Form of Proxy will not preclude you from attending and voting in person at the AGM.

The Form of Proxy must be received by 11.00am (London time) on Wednesday 23 May 2012, or not less than 48 hours before the time of the holding of any adjourned meeting.

In order to be valid, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, must be deposited by 11.00am (London time) on Wednesday 23 May 2012 or not less than 48 hours before the time of the holding of any adjourned meeting at the offices of the Company's Registrars (see the section below on "How to submit your Form of Proxy" for the Registrar's address). Any power of attorney or other authority relating to an appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

How to submit your Form of Proxy

You may submit your Form of Proxy electronically at www.hsbc.com/proxy by entering your Shareholder Reference Number and the Personal Identification Number which is either printed on your Form of Proxy or which has been sent to you by email if you have registered an email address to receive electronic communications.

Alternatively, you may send your completed Form of Proxy to:

·	Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 6BD, United Kingdom;

·	Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR; or

·	the Investor Relations Team, HSBC Bank Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.

For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system (see section on CREST set out below).

CREST

CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the AGM or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 3RA50) by 11.00am on Wednesday 23 May 2012, or not less than 48 hours before the time of the holding of any adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointees through other means.

CREST members and, where applicable, their CREST sponsor or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended) the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

·	the information in the instruction is incorrect;

·	the person expressed to have sent the instruction did not in fact send it; or

·	the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

Nominated persons

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with section 146 of the UK CompaniesAct 2006 ("nominated persons"). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights at the AGM.

The main point of contact for nominated persons remains the registered shareholder (for example the stockbroker, investment manager, custodian or other person who manages the investment). Any changes or queries relating to nominated persons' personal details and holdings (including any administration thereof) must continue to be directed to the registered shareholder and not the Company's Registrars. The only exception is where the Company, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

Corporate representatives

Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same share or shares.

Members' power to require website publication of audit concerns

Under section 527 of the UK Companies Act 2006, members meeting the threshold requirements in that section may require the Company to publish on its website a statement setting out any matter that the members propose to raise at the AGM relating to the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before theAGM or any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid. The Company may not require the members requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the UK Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the UK Companies Act 2006, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the UK Companies Act 2006 to publish on its website.

Members' powers to require circulation of resolutions

Under section 338 and section 338A of the UK Companies Act 2006, members meeting the threshold requirements in those sections have the right to require the Company (i) to give to members of the Company entitled to receive notice of the AGM, notice of a resolution which may properly be moved and is intended to be moved at the AGM; and/or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in such business. A resolution may properly be moved or a matter may properly be included in the business of the AGM unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company's constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business of the AGM, must be authorised by the person or persons making it, must be received by the Company not later than the time at which notice is given of the AGM, and (in the case of a matter to be included in the business of the AGM only) must be accompanied by a statement setting out the grounds for the request. Shareholders may send enquiries to the Board in writing to the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom or by sending an email to shareholderquestions@hsbc.com.

Security at the AGM

For safety reasons, security checks will be carried out on entry to the AGM. Shareholders are reminded that briefcases, cameras and recording devices will not be allowed in the AGM and that all mobile telephones must be switched off.

General information

Company's Registrars

For general enquiries, requests for copies of corporate communications, or a Chinese translation of this Notice and any future documents:

·	Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom (email via website: www.investorcentre.co.uk/contactus);

·	Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR (email: hsbc.ecom@computershare.com.hk); or

·	the Investor Relations Team, HSBC Bank Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda (email: hbbm.shareholder.services@hsbc.bm).

Holders of American Depositary Shares may obtain copies of this document by calling +1 224 544 3293 or by writing to Employee Communications, HSBC-North America, 26525 N. Riverwoods Boulevard, Mettawa, Illinois 60045, USA.

Information available on the website

A copy of this Notice, and other information required by section 311A of the UK Companies Act 2006, can be found on the Company's website (www.hsbc.com/agm).

Receiving corporate communications

Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC's website. To receive future notifications of the availability of corporate communications on HSBC's website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms.

If you received a notification of the availability of this document on HSBC's website and would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrars at the address set out above. Printed copies will be provided without charge.

Further copies of this document and future documents may also be obtained by contacting the Registrars. You may amend your election to receive corporate communications in English or Chinese by contacting the Registrars at the address set out above in writing.

Documents available for inspection

Copies of the terms of appointment for the non-executive Directors and the service contracts of the Group Chairman and executive Directors are available for inspection at the registered office of the Company in London and at 1 Queen's Road Central, Hong Kong SAR during usual business hours on any business day from the date of this Notice until the date of the AGM and at the place and on the date of the AGM from at least 15 minutes before the AGM begins until the conclusion of the AGM.

Information set out in this Notice

Shareholders are advised that any telephone number, website or email address set out in the Notice of AGM, the Form of Proxy or accompanying documents should not be used for the purposes of serving information on the Company (including the service of documents or information relating to the proceedings at the AGM) unless otherwise stated.

This document, for which the Directors of HSBC Holdings plc collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules of the Hong Kong Stock Exchange for the purpose of giving information with regard to HSBC Holdings plc. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material aspects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

In the event of a conflict between any translation and the English text hereof, the English text will prevail.

Directors' interests in the Ordinary Shares and loan capital of HSBC and notifications of major holdings of voting rights

Details of Directors' interests in the Ordinary Shares and loan capital of HSBC and notifications of major holdings of voting rights are set out in Appendix 2.

Appendix 1

Purchase of Ordinary Shares by the Company

Set out below is information concerning the proposed general mandate for the purchase of shares by the Company (Resolution 7), which incorporates the Explanatory Statement required to be sent to shareholders in accordance with the Listing Rules of the Hong Kong Stock Exchange as well as details of the conditional waiver granted by the Hong Kong Stock Exchange to enable the Company to hold in treasury any shares it may repurchase.

(a)
It is proposed that the Company be given authority to purchase up to 1,812,025,000 Ordinary Shares (which represent 10 per cent of the Ordinary Shares in issue on 15 March 2012, the latest practicable date prior to the printing of this document). Purchases of shares will be at prices not below the nominal value of each Ordinary Share, US$0.50 (or the equivalent in the relevant currency in which the purchase is effected), and at not more than 105 per cent of the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange for the five dealing days before the relevant purchase or 105 per cent of the average of the closing prices of the Ordinary Shares on the Hong Kong Stock Exchange for the five dealing days before the relevant purchase, whichever is the lower.

(b)
The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Company to purchase Ordinary Shares in the market and to give power to the Directors to exercise such authority. The Directors intend that purchases of Ordinary Shares should only be made if they consider that the purchase would operate for the benefit of the Company and shareholders taking into account relevant factors and circumstances at that time, for example the effect on earnings per share. The Directors have no immediate plans to make any purchases under the proposed authority.

(c)
It is expected that purchases will be funded from the Company's available cash flow or liquid resources and will, in any event, be made out of funds legally available for the purchase in accordance with the Articles of Association of the Company and the applicable laws of England and Wales.

(d)
The Directors do not propose to execute purchases in circumstances where to do so would have a material adverse effect on the capital requirements of the Company or the liquidity levels which, in the opinion of the Directors, are from time to time appropriate for the Company. If the power to make purchases were to be carried out in full (equivalent to 10 per cent of the Ordinary Shares in issue on 15 March 2012, being the latest practicable date prior to the printing of this document) there might be a material adverse impact on the capital or liquidity position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31 December 2011).

(e)
None of the Directors, nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any associates (as defined in the Listing Rules of the Hong Kong Stock Exchange) of the Directors, has a present intention, in the event that Resolution 7 is approved by shareholders, to sell any Ordinary Shares to the Company. No connected persons (as defined in the Listing Rules of the Hong Kong Stock Exchange) of the Company have notified the Company that they have a present intention to sell shares in the Company to the Company or have undertaken not to sell any of the shares in the Company held by them to the Company, in the event that Resolution 7 is approved.

(f)
(Under the provisions of the UK Companies Act 2006 the Company is permitted, following any repurchase of Ordinary Shares, to retain and hold such shares in treasury. While that Act does not impose a limit on the number of shares that a company can hold in treasury, UK investor protection guidelines and market practice in the UK is to limit the extent of any own share purchase authority to 10 per cent of issued share capital exclusive of treasury shares. On 19 December 2005, the Hong Kong Stock Exchange granted a conditional waiver to the Company to enable it to hold shares which it may repurchase in treasury (the "Waiver"). The Waiver is subject to certain conditions, including compliance by the Company with all applicable laws and regulations in the United Kingdom in relation to the holding of shares in treasury. As part of the Waiver, the Company has agreed with the Hong Kong Stock Exchange a set of modifications to the Listing Rules of the Hong Kong Stock Exchange necessary to enable the Company to hold treasury shares. The modifications also reflect various consequential matters to deal with the fact that the Company may hold treasury shares in the future. A full version of the modifications is available on the Company's website, www.hsbc.com, and the Hong Kong Stock Exchange's HKEx news website, www.hknews.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong  SAR. In accordance with the terms of the Waiver, the Company has confirmed to the Hong Kong Stock Exchange that it will comply with the applicable law and regulation in the United Kingdom in relation to the holding of any shares in treasury and with the conditions of the Waiver in connection with any shares which it may hold in treasury.

(g)
The Directors have undertaken to the Hong Kong Stock Exchange that, if they exercise any power of the Company to make purchases pursuant to Resolution 7, they will do so in accordance with the Listing Rules of the Hong Kong Stock Exchange (as modified in accordance with the terms of the Waiver to enable the Company to hold in treasury any shares it may repurchase) and the applicable laws of England and Wales.

(h)	The Directors are not aware of any consequences which would arise under any applicable Takeover Code as a result of any purchases made by the Company pursuant to Resolution 7, if approved.

(i)	The Company has not purchased any of its own shares whether on the Hong Kong Stock Exchange or otherwise in the six months prior to the date of this document.

(j)
(The highest and lowest prices at which Ordinary Shares or, in the case of the New York Stock Exchange, American Depositary Shares ("ADS"), have traded on the Hong Kong, London, New York, Paris and Bermuda Stock Exchanges during each of the twelve months prior to 15 March 2012 (the latest practicable date prior to the printing of this document) were as follows:

					New York		NYSE Euronext
	Hong Kong		London		Stock Exchange		Paris		Bermuda
	Stock Exchange		Stock Exchange		(ADS1)		Stock Exchange		Stock Exchange
	Lowest	Highest	Lowest	Highest	Lowest	Highest	Lowest	Highest	Lowest	Highest
	(HK$)	(HK$)	(£)	(£)	(US$)	(US$)	(€)	(€)	(BD$)	(BD$)
March 2011	79.00	85.80	6.23	6.71	50.00	54.30	7.20	7.80	10.10	11.10
April 2011	81.50	85.20	6.41	6.67	52.40	54.70	7.30	7.60	10.40	11.00
May 2011	78.90	84.40	6.24	6.63	50.50	54.40	7.10	7.40	10.20	10.80
June 2011	75.20	81.50	6.01	6.32	48.20	51.60	6.80	7.20	9.60	10.30
July 2011	74.80	78.30	5.91	6.29	47.70	50.50	6.70	7.00	9.50	9.90
August 2011	65.10	77.90	5.04	6.10	41.50	49.70	5.70	7.00	8.40	10.00
September 2011	59.50	67.40	4.86	5.39	37.60	43.00	5.60	6.10	7.90	8.50
October 2011	56.70	70.10	4.74	5.65	37.00	45.40	5.40	6.40	7.60	8.60
November 2011	56.10	67.90	4.64	5.41	35.80	43.80	5.40	6.40	7.00	8.50
December 2011	57.70	62.90	4.78	5.18	36.70	40.30	5.60	6.00	7.00	8.00
January 2012	59.00	65.70	4.91	5.45	38.10	42.60	5.80	6.53	7.60	7.70
February 2012	64.90	71.70	5.42	5.82	42.80	45.80	6.50	7.00	7.70	8.90

1 Each ADS represents five Ordinary Shares.

Appendix 2

Directors' Interests in the Ordinary Shares and loan capital of HSBC and notifications of major holdings of voting rights

Directors' interests in the Ordinary Shares and loan capital of HSBC

According to the register of Directors' interests maintained by HSBC Holdings plc pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors standing for re-election had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations at the time of approval of the Report of the Directors on 27 February 2012. S A Catz, M K T Cheung, J R Lomax and N R N Murthy had no interests in the shares or loan capital of the Company and its associated corporations at 27 February 2012. J Faber and J P Lipsky were not Directors at this time.

In this Appendix all references to "beneficial owner" means a beneficial owner for the purposes of the Securities and Futures Ordinance of Hong Kong.

		Child		Jointly with
	Beneficial	under 18		another			Total
Ordinary Shares	owner	or spouse		person	Trustee		interests1
J D Coombe	21,396	-		-	-		21,396
R A Fairhead	-	-		21,300	-		21,300
D J Flint	242,176	-		-	35,516	2	277,692
A A Flockhart	76,868	-		-	348,181		425,049
S T Gulliver	2,579,794	177,516		-	-		2,757,310
J W J Hughes-Hallett	-	-		-	46,952	2	46,952
W S H Laidlaw	30,825	-		-	1,416	2	32,241
I J Mackay	137,177	-		-	-		137,177
Sir Simon Robertson	9,067	-		-	167,750	2	176,817
J L Thornton	-	10,250	3	-	-		10,250

Loan Capital - 6.5% Subordinated Notes 2036	US$						US$
L M L Cha	300,000	-		-	-		300,000

1.
Details of executive Directors' other interests in Ordinary Shares arising from the Company's savings-related share option plans, the HSBC Share Plan and the HSBC Share Plan 2011 are set out on pages 46 and 47 of the Annual Review and pages 272 and 273 of the Annual Report and Accounts. The aggregate interests of D J Flint, A A Flockhart, S T Gulliver and I J Mackay in Ordinary Shares including interests arising from the Company's savings-related share option plans, the HSBC Share Plan and the HSBC Share Plan 2011 were: D J Flint - 633,823; A A Flockhart - 1,442,102; S T Gulliver - 4,918,224; and I J Mackay - 428,264. Each Directors' total interests represent less than 0.03 per cent of the shares in issue.

2.	Non-beneficial interest.

3.
Interest of spouse in 2,050 listed American Depositary Shares ('ADS'), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five Ordinary Shares.

The following changes in the interests of Directors in the Ordinary Shares and loan capital of the Company and its subsidiaries or associated corporations have been notified to the Company during the period from approval of the Report of the Directors on 27 February 2012 to 15 March 2012, the latest practicable date prior to the printing of this document:

(a)	Upon the partial vesting of the 2010 Restricted Share awards under the HSBC Share Plan:

D J Flint, A A Flockhart and I J Mackay's interests as beneficial owner were reduced by 57,897, 34,646 and 6,329 Ordinary Shares respectively when the Trustee of the HSBC Share Plan sold Ordinary Shares to meet the tax liability arising on vesting. D J Flint, A A Flockhart and I J Mackay retained 53,443, 73,016 and 14,535 Ordinary Shares respectively as beneficial owner.

S T Gulliver's interests as beneficial owner were reduced by 477,174 Ordinary Shares upon the sale of such Ordinary Shares by the Trustee of the HSBC Share Plan. The net proceeds were passed to S T Gulliver.

(b)
Upon the vesting of the 2012 non-deferred Restricted Share awards under the HSBC Share Plan 2011, which were not subject to a retention period, the following Ordinary Shares were sold by the Trustee of the HSBC Share Plan 2011. The net proceeds were passed to the Directors.

A A Flockhart	68,941
S T Gulliver	77,167
I J Mackay	38,854

(c)
Upon the vesting of the 2009 Restricted Share awards under the HSBC Share Plan, A A Flockhart and I J Mackay's interests as beneficial owner were reduced by 120,897 and 39,355 Ordinary Shares respectively when the Trustee of the HSBC Share Plan sold Ordinary Shares to meet the tax liability arising on the vesting. A A Flockhart and I J Mackay retained 420,754 and 66,153 Ordinary Shares respectively as beneficial owner.

(d)
The following Directors were granted a deferred award of Restricted Shares under the HSBC Share Plan 2011 which gave rise to additional interests as beneficial owner in the number of Ordinary Shares shown below:

A A Flockhart	207,546
S T Gulliver	232,312
I J Mackay	116,968

The following Directors were granted a non-deferred award of Restricted Shares under the HSBC Share Plan 2011 which vested immediately and gave rise to additional interests as beneficial owner in the number of Ordinary Shares shown below:

A A Flockhart	69,182
S T Gulliver	77,437
I J Mackay	38,989

A A Flockhart's, S T Gulliver's and I J Mackay's interests as beneficial owner were subsequently reduced by 35,975, 40,269 and 20,275 Ordinary Shares respectively upon the sale of such Ordinary Shares by the Trustee of the HSBC Share Plan 2011 to meet the tax liability arising on the vesting. The balance of the Ordinary Shares which were acquired on vesting of this non-deferred award must be retained by A A Flockhart and I J Mackay for six months. The balance of Ordinary Shares acquired by S T Gulliver were sold by the Trustee of the HSBC Share Plan 2011. S T Gulliver must retain an equivalent number of shares from his existing share holding for six months.

The following Directors were granted Conditional Awards under the Group Performance Share Plan, being the long-term incentive plan of the HSBC Share Plan 2011, which gave rise to additional interests as beneficial owner in the number of Ordinary Shares shown below:

S T Gulliver	673,370
I J Mackay	125,695

(e)	Upon the partial vesting of the 2011 Restricted Share awards under the HSBC Share Plan:

D J Flint's, A A Flockhart's, S T Gulliver's and I J Mackay's interests as beneficial owner were reduced by 23,149, 14,948, 143,299 and 6,245 Ordinary Shares respectively upon the sale of such Ordinary Shares by the Trustee of the HSBC Share Plan 2011 to meet the tax liability arising on the vesting. The balance of Ordinary Shares released to D J Flint, A A Flockhart, and I J Mackay on the partial vesting of this award (21,367, 13,797 and 5,763 Ordinary Shares respectively) must be retained for six months. The balance of Ordinary Shares released to S T Gulliver on the partial vesting of this award (132,276 Ordinary Shares) were sold by the Trustee of the HSBC Share Plan 2011. S T Gulliver must retain an equivalent number of shares from his existing share holding for six months.

(f)	D J Flint acquired an interest as beneficial owner in 22 Ordinary Shares through the HSBC Holdings UK Share Incentive Plan.

(g)	J W J Hughes-Hallett acquired a non-beneficial interest in 10,299 Ordinary Shares as a Trustee of the Dulwich Picture Gallery.

Notifications of major holdings of voting rights

The following notifications of major holdings of voting rights have been made to the Company and have not been amended or withdrawn, as at 15 March 2012, the latest practicable date prior to printing this document, pursuant to the requirements of the UK Financial Services Authority's Disclosure and Transparency Rule 5:

·
Legal & General Group Plc gave notice on 9 March 2010 that it had a direct interest on 8 March 2010 in 696,851,431 Ordinary Shares, representing 3.99 per cent of the total voting rights at that date; and

·
BlackRock, Inc. gave notice on 9 December 2009 that on 7 December 2009 it had the following: an indirect interest in Ordinary Shares of 1,142,439,457; qualifying financial instruments with 705,100 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with similar economic effect to qualifying financial instruments which refer to 234,880 voting rights, each representing 6.56 per cent, 0.0041 per cent and 0.0013 per cent respectively of the total voting rights at that date.

The following notifications of major holdings have been made to the Company and have not been amended or withdrawn, as at 15 March 2012, the latest practicable date prior to printing this document, pursuant to the requirements of section 336 of the Securities and Futures Ordinance of Hong Kong:

·
JPMorgan Chase & Co. gave notice on 2 December 2011 that on 29 November 2011 it had the following interests in Ordinary Shares: a long position of 1,134,407,150 Ordinary Shares, a short position of 55,216,336 Ordinary Shares and a lending pool of 921,730,747 Ordinary Shares, each representing 6.35 per cent, 0.31 per cent and 5.16 per cent respectively of the Ordinary Shares in issue at that date; and

·
BlackRock, Inc. gave notice on 29 December 2011 that on 21 December 2011 it had the following interests in HSBC Holdings' Ordinary Shares: a long position of 1,081,735,339 Ordinary Shares and a short position of 16,049,140 Ordinary Shares, each representing 6.05% and 0.09% respectively of the Ordinary Shares in issue at that date. Since 31 December 2011 and following interim notifications on 1, 2, 6, 8, 21, 22, 23, 28, 29 February and 1, 5, 6, 7, 8, 9 and 12 March 2012, BlackRock, Inc. gave notice, on 13 March 2012 that on 8 March 2012 it had a long position of 1,070,691,325 Ordinary Shares and a short position of 16,175,072 Ordinary Shares, representing 5.94% and 0.09% respectively of the Ordinary Shares in issue at that date.

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How to send us a question you would like to have addressed at the AGM

AGM - 25 May 2012

If there is a question or questions you would like to have addressed at the AGM on 25 May 2012, please write your question(s) here and return this form as indicated below. Alternatively, please send your question by email to shareholderquestions@hsbc.com.

Question(s)…………………….……………………………………………………………………

…………………………………...……………………………….…………………………………

………………………………………………………………………………………………………

………………………………………………………………………………………………………

………………………………………………………………………………………………………

We will endeavour to address any issues raised when the item of business to which the question relates is under consideration by the AGM. Any questions submitted that are not relevant to the business of the AGM will be forwarded for the attention of an appropriate executive. These might include matters relating to a shareholder's bank account or affairs which are unlikely to be relevant to the business of the AGM.

Submitting a question in advance of the AGM does not affect your rights as a shareholder to attend and speak at the AGM.

Signed:

Name:

Shareholder Reference Number:

Please return this form to the Registrars: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 3BD, United Kingdom; Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR; or the Investor Relations Team, HSBC Bank Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.

Group Chairman's photograph by George Brooks

Printed by Park Communications Limited, London, on Revive 50 White Silk paper using vegetable oil-based inks. Made in France, the paper comprises 50% de-inked post-consumer waste and 50% virgin FSC fibre from mixed sources. Pulps used are totally chlorine-free.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                           Date: 27 March 2012